Exhibit (a) (5) (i)

Press Release

AllianzGI Convertible & Income Fund and AllianzGI Convertible & Income Fund II

Commence Tender Offers for Outstanding Auction Rate Preferred Shares

NEW YORK, June 27, 2018 - Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), the investment manager of AllianzGI Convertible & Income Fund (NYSE: NCV) and AllianzGI Convertible & Income Fund II (NYSE: NCZ) (each, a “Fund” and, together, the “Funds”), announced today that each Fund will commence a voluntary tender offer (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of its outstanding auction rate preferred shares (“ARPS”), at a price equal to 94% of the ARPS’ per share liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the expiration date of each Tender Offer, or such later date to which such Tender Offer may be extended. The Funds expect to seek alternative financing to fund the purchase of tendered shares and replace the leverage associated with the ARPS that are tendered.

The Tender Offers will commence on June 28, 2018, and will expire at 5:00 p.m. New York City time on July 27, 2018, unless otherwise extended. It is expected that the payment of the tender offer proceeds will be made as soon as practicable after the July 27, 2018 expiration date of the Tender Offers, or such later date to which the Tender Offers may be extended.

The Funds previously announced their intention to commence the Tender Offers in a press release dated June 20, 2018.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell the ARPS of the Funds. The Funds have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal and other related documents (the “Tender Offer Documents”). The Tender Offer Documents contain additional details about the Tender Offers. ARPS holders should read the offers to purchase and tender offer statements on Schedule TO, together with the related exhibits, as they contain important information about the Tender Offers. The Tender Offer Documents will be mailed or distributed electronically to ARPS holders on or about June 28, 2018. These and other filed documents will also be available to ARPS holders free of charge on the SEC’s website at http://www.sec.gov and the Funds’ website at https://us.allianzgi.com/closedendfunds on June 28, 2018. American Stock Transfer & Trust Company, LLC serves as the Funds’ depositary agent and its affiliate, AST Funds Solutions, LLC serves as information agent (together, “AST”) with respect to the Tender Offers. ARPS holders may obtain further information regarding the Tender Offers from AST by calling (877) 361-7967.

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For further information please contact:

Financial Advisors:	(800) 926-4456

ARPS Holders:	(877) 361-7967

Media Relations:	Megan Frank

(212) 739-3501

Megan.Frank@allianzgi.com

About Allianz Global Investors

Allianz Global Investors is a leading active asset manager with over 700 investment professionals* in 25 offices worldwide and managing more than $630 billion in assets for individuals, families and institutions.

Active is the most important word in our vocabulary. Active is how we create and share value with clients. We believe in solving, not selling, and in adding value beyond pure economic gain. We invest for the long term, employing our innovative investment expertise and global resources. Our goal is to ensure a superior experience for our clients, wherever they are based and whatever their investment needs.

Active is: Allianz Global Investors

Data as of March 31, 2018 (*as of December 31, 2017).

Disclosures

AllianzGI U.S., an indirect, wholly-owned subsidiary of Allianz Asset Management of America L.P., serves as the Funds’ investment manager and is a member of Munich-based Allianz Group.

Each Fund’s daily New York Stock Exchange closing market price for its common shares, net asset value per common share, as well as other information, including portfolio statistics and performance are available at https://us.allianzgi.com/closedendfunds or by calling the Funds’ shareholder servicing agent at (800) 254-5197.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product.

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